EXHIBIT 99.9

Disclosure of Transactions in Own Shares

Paris, March 28, 2019 - In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on June 1st, 2018 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from March 21, 2019 to March 26, 2019:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
21.03.2019	399,420	50.6443	20,228,336	XPAR
21.03.2019	9,922	50.6465	502,515	BATE
21.03.2019	19,591	50.6461	992,207	CHIX
21.03.2019	-	-	-	TRQX
22.03.2019	352,850	49.8260	17,581,102	XPAR
22.03.2019	38,533	49.7757	1,918,009	BATE
22.03.2019	128,467	49.8267	6,401,090	CHIX
22.03.2019	-	-	-	TRQX
25.03.2019	42,546	49.4237	2,102,779	XPAR
25.03.2019	9,954	49.4263	491,989	BATE
25.03.2019	9,965	49.4247	492,517	CHIX
25.03.2019	-	-	-	TRQX
26.03.2019	271,076	49.6159	13,449,672	XPAR
26.03.2019	39,300	49.6196	1,950,052	BATE
26.03.2019	113,476	49.6194	5,630,612	CHIX
26.03.2019	-	-	-	TRQX
Total	1,435,100	49.9902	71,740,880

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Investor Relations: +44 (0)207 719 7962 l ir@total.com